FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the six-month period ended September 30, 2011 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 18, 2011	By:	/s/ Kimihiko Higashio
	Name:	Kimihiko Higashio
	Title:	Representative Director

KONAMI CORPORATION filed its Quarterly Securities Report for the six-month period ended September 30, 2011 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 11, 2011. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

B.	Business

1.	Risks Relating to Our Business

2.	Significant Contracts

3.	Results of Operations and Financial position

C.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Convertible Bonds Exercise

d.	Rights Plan

e.	Common Stock and Additional Paid-in Capital

f.	Major Shareholders

g.	Voting Rights

2.	Directors and Corporate Auditors

D.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2011	September 30, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥59,541	¥53,956
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥275 million and ¥334 million at March 31, 2011 and September 30, 2011, respectively	28,564	35,069
Inventories	25,479	31,437
Deferred income taxes, net	23,239	21,114
Prepaid expenses and other current assets	12,111	8,258

Total current assets	148,934	149,834

PROPERTY AND EQUIPMENT, net	59,508	60,756

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	140	145
Investments in affiliated company	2,131	2,088
Identifiable intangible assets	41,565	41,384
Goodwill	21,880	21,848
Lease deposits	27,360	26,817
Deferred income taxes, net	2,934	995
Other assets	9,439	9,420

Total investments and other assets	105,449	102,697

TOTAL ASSETS	¥313,891	¥313,287

See accompanying notes to consolidated financial statements.

	Millions of Yen
	March 31, 2011	September 30, 2011
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥4,000	¥2,500
Current portion of long-term debt	5,000	5,000
Current portion of capital lease and financing obligations	1,783	2,443
Trade notes and accounts payable	19,003	15,164
Accrued income taxes	6,121	5,019
Accrued expenses	16,747	16,454
Deferred revenue	4,804	10,235
Other current liabilities	5,697	5,605

Total current liabilities	63,155	62,420

LONG-TERM LIABILITIES:
Long-term debt, less current portion	10,000	5,000
Capital lease and financing obligations, less current portion	25,516	25,724
Accrued pension and severance costs	2,932	2,195
Deferred income taxes, net	5,503	3,632
Other long-term liabilities	8,378	8,770

Total long-term liabilities	52,329	45,321

TOTAL LIABILITIES	115,484	107,741

COMMITMENTS AND CONTINGENCIES
EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2011 and September 30, 2011; outstanding 136,140,971 shares at March 31, 2011 and 138,623,000 shares at September 30, 2011	47,399	47,399
Additional paid-in capital	75,490	74,175
Legal reserve	284	284
Retained earnings	90,250	99,481
Accumulated other comprehensive loss	(2,547)	(4,764)
Treasury stock, at cost- 7,359,029 shares at March 31, 2011 and 4,877,000 shares at September 30, 2011	(16,962)	(11,240)

Total KONAMI CORPORATION stockholders’ equity	193,914	205,335

Noncontrolling interest	4,493	211

TOTAL EQUITY	198,407	205,546

TOTAL LIABILITIES AND EQUITY	¥313,891	¥313,287

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income (Unaudited)

For the six months ended September 30, 2010 and 2011

	Millions of Yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
NET REVENUES:
Product sales revenue	¥76,380	¥85,353
Service revenue	39,383	37,743

Total net revenues	115,763	123,096

COSTS AND EXPENSES:
Costs of products sold	46,617	43,011
Costs of services rendered	38,606	35,774
Selling, general and administrative	22,490	23,791
Earthquake and related expenses	—	335

Total costs and expenses	107,713	102,911

Operating income	8,050	20,185

OTHER INCOME (EXPENSES):
Interest income	135	118
Interest expense	(780)	(726)
Foreign currency exchange loss, net	(170)	(195)
Other, net	(8)	(7)

Other income (expenses), net	(823)	(810)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	7,227	19,375
INCOME TAXES	3,055	7,841
EQUITY IN NET INCOME OF AFFILIATED COMPANY	28	2

NET INCOME	4,200	11,536
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	8	74

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥4,192	¥11,462

PER SHARE DATA:
	Six months ended September 30, 2010	Six months ended September 30, 2011
Net income attributable to KONAMI CORPORATION per share:
Basic	¥31.41	¥82.89
Diluted	31.41	82.89

Weighted-average common shares outstanding	133,460,536	138,272,696
Diluted weighted-average common shares outstanding	133,460,536	138,272,696

See accompanying notes to consolidated financial statements.

For the three months ended September 30, 2010 and 2011

	Millions of Yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
NET REVENUES:
Product sales revenue	¥42,489	¥48,729
Service revenue	20,091	19,452

Total net revenues	62,580	68,181

COSTS AND EXPENSES:
Costs of products sold	26,228	24,007
Costs of services rendered	19,665	17,997
Selling, general and administrative	11,516	12,962
Earthquake and related expenses	—	54

Total costs and expenses	57,409	55,020

Operating income	5,171	13,161

OTHER INCOME (EXPENSES):
Interest income	57	78
Interest expense	(390)	(368)
Foreign currency exchange gain loss, net	(59)	(199)
Other, net	(4)	(3)

Other expenses (expenses), net	(396)	(492)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	4,775	12,669
INCOME TAXES	1,940	5,220
EQUITY IN NET INCOME OF AFFILIATED COMPANY	15	13

NET INCOME	2,850	7,462
NET INCOME (LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	(77)	43

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥2,927	¥7,419

PER SHARE DATA:
	Six months ended September 30, 2010	Six months ended September 30, 2011
Net income attributable to KONAMI CORPORATION per share:
Basic	¥21.93	¥53.52
Diluted	21.93	53.52

Weighted-average common shares outstanding	133,460,513	138,626,201
Diluted weighted-average common shares outstanding	133,460,513	138,626,201

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Cash flows from operating activities:
Net income	¥4,200	¥11,536
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	6,294	4,718
Provision for doubtful receivables	(116)	67
Loss on sale or disposal of property and equipment, net	41	215
Equity in net loss of affiliated company	(28)	(2)
Deferred income taxes	129	1,531
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	1,271	(7,519)
Increase in inventories	(6,639)	(6,810)
Decrease in other receivables	156	305
Increase in prepaid expenses	(1,301)	(65)
Decrease in trade notes and accounts payable	(49)	(3,368)
Increase (decrease) in accrued income taxes, net of tax refunds	(542)	622
Decrease in accrued expenses	(1,555)	(55)
Increase in deferred revenue	4,495	5,634
Decrease in advance received	(58)	(126)
Decrease in deposits	(240)	(148)
Other, net	41	497

Net cash provided by operating activities	6,099	7,032

Cash flows from investing activities:
Capital expenditures	(4,779)	(5,100)
Proceeds from sales of property and equipment	8	5
Decrease in lease deposits, net	30	320
Decrease (increase) in term deposits, net	(1,298)	1,412
Other, net	(293)	12

Net cash used in investing activities	(6,332)	(3,351)

Cash flows from financing activities:
Decrease in short-term borrowings, net	—	(1,500)
Repayments of long-term debt	(204)	—
Redemption of bonds	—	(5,000)
Principal payments under capital lease and financing obligations	(1,329)	(1,140)
Dividends paid	(3,600)	(2,229)
Purchases of treasury stock by parent company	(1)	(22)
Proceeds from sale-leaseback transactions	1,975	1,547
Other, net	1	1

Net cash used in financing activities	(3,158)	(8,343)

Effect of exchange rate changes on cash and cash equivalents	(976)	(923)

Net decrease in cash and cash equivalents	(4,367)	(5,585)

Cash and cash equivalents, beginning of the period	50,740	59,541

Cash and cash equivalents, end of the period	¥46,373	¥53,956

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

KONAMI CORPORATION (the “Company”) and its subsidiaries (collectively “KONAMI”) prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”). KONAMI became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission (“SEC”).

2. Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the current period.

3. Inventories

Inventories at March 31, 2011 and September 30, 2011 consisted of the following:

	Millions of Yen
	March 31, 2011	September 30, 2011
Finished products	¥9,992	¥11,702
Work in process	10,756	15,567
Raw materials and supplies	4,731	4,168

Total	¥25,479	¥31,437

4. Property and Equipment

Property and equipment at March 31, 2011 and September 30, 2011 consisted of the following:

	Millions of Yen
	March 31, 2011	September 30, 2011
Property and equipment, at cost:
Land	¥12,901	¥14,291
Buildings and structures	67,851	69,217
Tools, furniture and fixtures	24,867	26,103
Construction in progress	538	120

Total	106,157	109,731
Less-Accumulated depreciation and amortization	(46,649)	(48,975)

Net property and equipment	¥59,508	¥60,756

5. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees that are determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees may choose either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those under the fixed annual compensation system, separate severance and retirement benefits are not to be paid upon their termination or retirement.

Net periodic cost of the Company and its domestic subsidiaries for the six and three months ended September 30, 2010 and 2011 included the following components.

Please be noted that the Company and some of its domestic subsidiaries terminated the benefit severance and retirement plans, resulting in a settlement gain in the six months ended September 31, 2010. Also note that the certain domestic subsidiaries encouraged the voluntary retirement plans, resulting in special termination benefits in the six months ended September 30, 2011.

	Millions of Yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Service cost – benefits earned during the period	¥129	¥132
Interest cost on projected benefit obligation	16	15
Expected return on plan assets	(13)	(14)
Recognized actuarial gain	4	20
Settlement gain	(103)	—
Special termination benefits	—	648

Net periodic cost	¥33	¥801

	Millions of Yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Service cost – benefits earned during the period	¥63	¥66
Interest cost on projected benefit obligation	8	8
Expected return on plan assets	(6)	(7)
Recognized actuarial gain	8	10
Settlement gain	(103)	—
Special termination benefits	—	422

Net periodic cost	¥(30)	¥499

6. Equity

The changes in the carrying amount of KONAMI CORPORATION stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the six and three months ended September 30, 2010 and 2011 were as follows:

	Millions of Yen
For the six months ended September 30, 2010	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2010	¥184,465	¥4,766	¥189,231

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,603)	—	(3,603)
Purchase of treasury stock and other changes	0	—	0
Comprehensive income (loss):
Net income for the period	4,192	8	4,200
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(2,328)	(12)	(2,340)
Net unrealized losses on available-for-sale securities	(21)	—	(21)
Pension liability adjustment	(135)	—	(135)

Comprehensive income (loss) for the period	1,708	(4)	1,704

Balance at September 30, 2010	¥182,570	¥4,762	¥187,332

	Millions of Yen
For the six months ended September 30, 2011	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2011	¥193,914	¥4,493	¥198,407

Cash dividends attributable to KONAMI CORPORATION stockholders	(2,231)	—	(2,231)
Purchase of treasury stock	5,047	—	5,047
Equity transaction with non-controlling interests and others	(639)	(4,356)	(4,995)
Comprehensive income:
Net income for the period	11,462	74	11,536
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(2,342)	—	(2,342)
Net unrealized gains on available-for-sale securities	3	—	3
Pension liability adjustment	121	—	121

Comprehensive income for the period	9,244	74	9,318

Balance at September 30, 2011	¥205,335	¥211	¥205,546

	Millions of Yen
For the three months ended September 30, 2010	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at June 30, 2010	¥180,144	¥4,845	¥184,989

Purchase of treasury stock and other changes	2	—	2
Comprehensive income (loss):
Net income (loss) for the period	2,927	(77)	2,850
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(360)	(6)	(366)
Net unrealized losses on available-for-sale securities	(11)	—	(11)
Pension liability adjustment	(132)	—	(132)

Comprehensive income (loss) for the period	2,424	(83)	2,341

Balance at September 30, 2010	¥182,570	¥4,762	¥187,332

	Millions of Yen
For the three months ended September 30, 2011	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at June 30, 2011	¥199,511	¥168	¥199,679

Purchase of treasury stock	(15)	—	(15)
Comprehensive income:
Net income for the period	7,419	43	7,462
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,697)	—	(1,697)
Net unrealized gains on available-for-sale securities	10	—	10
Pension liability adjustment	107	—	107

Comprehensive income for the period	5,839	43	5,882

Balance at September 30, 2011	¥205,335	¥211	¥205,546

7. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of the Company and its domestic subsidiaries’ investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of the Company and its domestic subsidiaries’ long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from counterparties or third parties.

The estimated fair values of the Company and its domestic subsidiaries’ financial instruments at March 31, 2011 and September 30, 2011 are as follows:

	Millions of Yen
	March 31, 2011		September 30, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥140	¥140	¥145	¥145
Long-term debt, including current portion	(15,000)	(14,898)	(10,000)	(10,043)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—
Liabilities	5	5	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

8. Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1	–	Quoted prices for identical assets or liabilities in active markets

Level 2	–	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3	–	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2011 and September 30, 2011, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
March 31, 2011	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥140	—	—	¥140

Total assets	¥140	—	—	¥140

Liabilities:
Derivatives	—	¥5	—	¥5

Total liabilities	—	¥5	—	¥5

	Millions of Yen
September 30, 2011	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥145	—	—	¥145

Total assets	¥145	—	—	¥145

Liabilities	—	—	—	—

Total liabilities	—	—	—	—

Level 1 investments are comprised solely of available-for-sale securities, which is valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Derivative financial instruments are comprised of foreign exchange forward contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

As of March 31, 2011 and September 30, 2011, KONAMI did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

9. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

KONAMI operates on a worldwide basis principally with the following four business segments:

1. Digital Entertainment:	Production, manufacture and sale of digital content and related products including Social games, Online games, Computer & Video Games, Amusement and Card Games.

2. Gaming & Systems:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

3. Pachinko & Pachinko Slot Machines:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.

4. Health & Fitness:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

Notes:

1.	“Corporate” primarily consists of administrative expenses of the Company.
2.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
3.	Intersegment sales and revenues are generally recorded at values that represent arm’s-length fair value.
4.	From the year ended March 31, 2011, we separately present Pachinko & Pachinko Slot Machines Segment which was included in “other” segment in the prior years, due to its increasing significance. Segment information for the six and three months ended September 30, 2010 has been revised to reflect the new basis of segmentation for all periods presented.

The following tables summarize revenue and operating income (loss) by operating segment which are the primary measures used by KONAMI’s chief operating decision maker to measure KONAMI’s operating results and to measure segment profitability and performance. This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Six months ended September 30, 2010	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥52,788	¥9,264	¥10,017	¥43,694	—	¥115,763
Intersegment	347	—	1	148	¥(496)	—

Total	53,135	9,264	10,018	43,842	(496)	115,763
Operating expenses	48,508	6,783	6,580	43,088	2,754	107,713

Operating income (loss)	¥4,627	¥2,481	¥3,438	¥754	¥(3,250)	¥8,050

Six months ended September 30, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥57,767	¥10,543	¥13,322	¥41,464	—	¥123,096
Intersegment	343	—	3	114	¥(460)	—

Total	58,110	10,543	13,325	41,578	(460)	123,096
Operating expenses	43,003	7,790	9,636	40,493	1,989	102,911

Operating income (loss)	¥15,107	¥2,753	¥3,689	¥1,085	¥(2,449)	¥20,185

Three months ended September 30, 2010	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥27,934	¥4,918	¥7,353	¥22,375	—	¥62,580
Intersegment	185	—	0	39	¥(224)	—

Total	28,119	4,918	7,353	22,414	(224)	62,580
Operating expenses	25,839	3,588	4,863	21,809	1,310	57,409

Operating income (loss)	¥2,280	¥1,330	¥2,490	¥605	¥(1,534)	¥5,171

Three months ended September 30, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥31,827	¥5,445	¥9,600	¥21,309	—	¥68,181
Intersegment	181	—	3	11	¥(195)	—

Total	32,008	5,445	9,603	21,320	(195)	68,181
Operating expenses	22,960	3,927	6,649	20,518	966	55,020

Operating income (loss)	¥9,048	¥1,518	¥2,954	¥802	¥(1,161)	¥13,161

b. Geographic information

Six months ended September 30, 2010	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
			(Millions of Yen)
Net revenue:
Customers	¥92,782	¥14,258	¥5,189	¥3,534	¥115,763	—	¥115,763
Intersegment	5,682	627	1,231	254	7,794	¥(7,794)	—

Total	98,464	14,885	6,420	3,788	123,557	(7,794)	115,763
Operating expenses	93,834	12,426	5,894	3,214	115,368	(7,655)	107,713

Operating income (loss)	¥4,630	¥2,459	¥526	¥574	¥8,189	¥(139)	¥8,050

Six months ended September 30, 2011	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
			(Millions of Yen)
Net revenue:
Customers	¥102,495	¥13,938	¥3,729	¥2,934	¥123,096	—	¥123,096
Intersegment	4,090	667	194	114	5,065	¥(5,065)	—

Total	106,585	14,605	3,923	3,048	128,161	(5,065)	123,096
Operating expenses	88,877	12,118	4,211	2,828	108,034	(5,123)	102,911

Operating income (loss)	¥17,708	¥2,487	¥(288)	¥220	¥20,127	¥58	¥20,185

Three months ended September 30, 2010	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
			(Millions of Yen)
Net revenue:
Customers	¥49,883	¥7,919	¥2,963	¥1,815	¥62,580	—	¥62,580
Intersegment	3,337	302	1,215	100	4,954	¥(4,954)	—

Total	53,220	8,221	4,178	1,915	67,534	(4,954)	62,580
Operating expenses	50,230	6,687	3,572	1,659	62,148	(4,739)	57,409

Operating income (loss)	¥2,990	¥1,534	¥606	¥256	¥5,386	¥(215)	¥5,171

Three months ended September 30, 2011	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
			(Millions of Yen)
Net revenue:
Customers	¥57,855	¥7,201	¥1,803	¥1,322	¥68,181	—	¥68,181
Intersegment	2,177	388	169	31	2,765	¥(2,765)	—

Total	60,032	7,589	1,972	1,353	70,946	(2,765)	68,181
Operating expenses	47,880	6,304	2,308	1,269	57,761	(2,741)	55,020

Operating income (loss)	¥12,152	¥1,285	¥(336)	¥84	¥13,185	¥(24)	¥13,161

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

10. Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥306 million as of September 30, 2011.

11. Subsequent Events

No reportable subsequent events occurred.